Exhibit 2

CEMEX, S.A.B. DE C.V.

NOTICE OF

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of CEMEX, S.A.B. de C.V. (“CEMEX”) has resolved to call a CEMEX Extraordinary General Shareholders Meeting (the “Meeting”) that should be held at Auditorio Luis Elizondo, located at 540 Luis Elizondo Street, Colonia Alta Vista, in the city of Monterrey, Mexico, at 1:00 P.M. on March 28, 2019, in accordance with the following:

AGENDA

I.

PROPOSAL FOR CEMEX TO ENTER INTO A MERGER DEED, AS THE MERGING COMPANY THAT WILL CONTINUE TO SUBSIST, PURSUANT TO WHICH CEMEX WILL MERGE THROUGH INCORPORATION DIVERSE COMPANIES OF MEXICAN NATIONALITY (AS THE MERGED COMPANIES THAT WILL CEASE TO EXIST), ALL OF WHICH ARE SUBSIDIARIES THAT FORM PART OF THE SAME ECONOMIC INTEREST GROUP OF CEMEX AND IN WHICH NO THIRD-PARTY OUTSIDE OF CEMEX’S ECONOMIC INTEREST GROUP WILL PARTICIPATE IN; AS APPLICABLE, THE DESIGNATION OF SPECIAL ATTORNEYS-IN-FACT TO FORMALIZE THE MERGER DOCUMENTS AND PERFORM ALL LEGAL ACTS NECESSARY FOR THE MERGER TO BE EFFECTIVE WITH THIRD-PARTIES.

II.

PROPOSAL TO ENHANCE THE LEGAL PURPOSE OF CEMEX AND TO PERMIT THE GRANTING OF GUARANTEES TO SECURE ANY LIABILITY THAT THE GENERAL DIRECTOR AND RELEVANT EXECUTIVES COULD INCUR AS PART OF THEIR DUTIES BY MODIFYING ARTICLES 2 AND 28 OF CEMEX’S BY-LAWS; AND, THE AUTHORIZATION TO RESTATE CEMEX’S BY-LAWS TO REFLECT THE PROPOSED AMENDMENTS.

III.	APPOINTMENT OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status by submitting to CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García municipality, Nuevo León, at least48 (forty-eight) hours before the Meeting, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the Mexican Securities Market Law. Additionally, in accordance with Article 14 of CEMEX’s by-laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by CEMEX, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over CEMEX, pursuant to Articles 7 and 10 of CEMEX’s by-laws. If the provisions of subsections II.- (A) and II.- (B) of the abovementioned Article 7 are not complied with, the holder(s) will not be able to exercise the inherent rights of the shares over which they acquired ownership and such shares will be excluded from the Meeting’s quorum determination, and CEMEX will abstain from registering such shares of such holder(s) in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and any registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she holds or represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by CEMEX’s Corporate Secretariat. The abovementioned admission cards are required for access to the Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León.

All mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry maintained by CEMEX, will need to submit their Federal Registry of Taxpayers Certificate to attend the Meeting.

Monterrey, Nuevo Leon, as of January 30, 2019

/s/ Roger Saldaña Madero
Lic. Roger Saldaña Madero
Secretary of the Board of Directors